SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

REPORT ON FORM 6-K DATED JULY 1, 2011

Commission File Number: 000-51183

SHAMIR OPTICAL INDUSTRY LTD.
(Translation of Registrant's Name Into English)

Kibbutz Shamir, Upper Galilee, 12135
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒   Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No. 333-153396).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Shamir Optical Industry Ltd. (Registrant)

Date: July 1, 2011	By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Kibbutz Shamir and Essilor announce the completion
of the acquisition of 50% of Shamir Optical by Essilor

Charenton-le-Pont, France and Kibbutz Shamir, Israel (July 1, 2011 – 8:00AM) - Shamir Optical Industry Ltd. (Nasdaq: SHMR) (“Shamir Optical”), Kibbutz Shamir and Essilor International (NYSE Euronext: EI) (“Essilor”) today announced the successful acquisition of 50% of Shamir Optical by Essilor, further to announcements of October 15, 2010. The closing follows the approval of the transaction by Shamir Optical’s shareholders at a special meeting held on April 26, 2011 in accordance with Israeli law and the satisfaction of all closing conditions, including the approval of the Nazareth District Court in Israel and required regulatory approvals.

Shamir Optical is a fast growing provider of innovative products and technology to the ophthalmic lens industry. Shamir Optical, which will continue to be led by its current management team, will be fully consolidated in the accounts of Essilor from July 1st. Shamir Optical reported 2010 revenues of $158 million, generated mainly in Europe and in the United States.

“The venture with Essilor will bring a significant acceleration in the development of Shamir Optical,” said Amos Netzer, Chief Executive Officer of Shamir Optical.

“The addition of Shamir Optical is fully consistent with our strategy of expanding our product offering in the mid-tier segment. We welcome the completion of this important acquisition, which will strengthen our growth profile“ said Hubert Sagnières, Chief Executive Officer of Essilor.

Shamir Optical’s shares are being delisted from the Nasdaq Global Market and the Tel Aviv Stock Exchange.

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About Shamir Optical

Shamir Optical is a leading provider of innovative products and technology to the spectacle lens market. Shamir Optical's leading lenses are marketed under a variety of trade names, including Shamir Creation™, Shamir Piccolo™, Shamir Office™, Shamir Autograph™ and Shamir Attitude™. Shamir Optical is one of the world's pre-eminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir Optical developed software dedicated to the design of progressive lenses. This software is based on Shamir Optical's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir Optical also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

About Essilor

The world’s leading ophthalmic optical company, Essilor designs, manufactures and markets a wide range of lenses to improve and protect eyesight. Its corporate mission is to enable everyone around the world to access lenses that meet his or her unique vision requirements. To support this mission, the Company allocates around 4% of annual revenue to research and development, in a commitment to continuously bringing new, more effective products to market. Essilor’s flagship brands are Varilux®, Crizal®, Definity®, Xperio®, Kodak® and Foster Grant®. It also develops and markets equipment, instruments and services for eyecare professionals.

Essilor reported consolidated revenue of €3.9 billion in 2010 and employs 42,700 people in around 100 countries. It operates 14 plants, 332 prescription laboratories and several research and development centers around the world.

The Essilor share trades on the NYSE Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP.

For more information, please visit www.essilor.com.

Shamir Optical investor relations and media contacts

Jeffrey Goldberger, KCSA Worldwide
Managing Director
Phone: + 1 212 896 1249 (NY)
jgoldberger@kcsa.com

Essilor investor relations and financial communications

Véronique Gillet, SVP Investor Relations
Sébastien Leroy, Manager  Financial Communications
Phone: +33 (0)1 49 77 42 16
invest@essilor.com

Essilor media contact

Kate Philipps, VP Corporate Communications
Phone: +33 (0)1 49 77 45 02
corporate-communication@essilor.com

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